Exhibit 12.1
Graphic Packaging International Corporation

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands)

	Year Ended December 31,
	2001	2000	1999	1998	1997
Earnings:
Pretax income (loss) from continuing operations	$10,693	$(11,676)	$30,355	$10,204	$(2,065)
Share of loss from equity investee	804	473	267	—	—
Fixed charges (from below)	80,654	97,161	56,642	27,078	10,927
Depreciation of capitalized interest	936	1,824	95	45	55
Capitalized interest	(1,828)	(1,089)	(1,974)	(330)	(460)

Total earnings	$91,259	$86,693	$85,385	$36,997	$8,457

Fixed Charges:
Interest expensed	$52,811	$82,071	$50,240	$25,579	$8,686
Interest capitalized	1,828	1,089	1,974	330	460
Amortization of debt issuance costs	7,795	8,865	2,448	—	—
Interest factor in rent expense (1)	1,606	1,330	1,980	1,170	1,801
Funds needed to pay preferred stock dividends	16,614	3,806	—	—	—

Total fixed charges and preferred dividends	$80,654	$97,161	$56,642	$27,078	$10,927

Ratio of earnings to combined fixed charges and preferred dividends	1.1	0.9	1.5	1.4	0.8

Deficiency	$—	$(10,468)	$—	$—	$(2,470)

(1)	33% of rental expense (considered to be representative of the interest factor).